November 22, 2005


United States Securities and Exchange Commission
Mr. Jeffery Gordon, Staff Accountant
Division of Corporate Finance
Washington, DC  20549-0404


RE:  Pop N Go, Inc.
Registration Statement on Form SB-2
File No.:  333-122694
Filed:  May 12, 2005


Dear Mr. Gordon:

    This letter has been prepared in response to your request for Pop N Go, Inc. (the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your May 31, 2005 letter to me (the "Comment Letter") concerning the above-referenced Registration Statement on Form SB-2 (the "Registration Statement").

   We will provide responses to comments 51 through 56 of the Comment Letter, after we have completed the corresponding amendments to our Form 10-QSB for the quarter ended December 31, 2004 and our Form 10-KSB for the fiscal year ended September 30, 2004 as requested by the Commission.

   The following are the Company's responses to the Comment Letter, which responses follow a recitation of the relevant comment.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

COMMENT 10: We have reviewed your response to comment 28. We continue to believe
	    that you should discuss in greater detail the business reasons for the changes between periods in revenue share sales, cost of goods sold - revenue share sales, and general and administrative expenses. Please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

RESPONSE:   As requested, we have provided discussion of the details of the
	    business reasons for the changes between periods in our revenue share sales, cost of goods sold, and general and administrative expenses.

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Year Ended September 30,2004 Compared to the Year Ended September 30, 2003, page
21

COMMENT 12: We have reviewed your response to comment 30. Your disclosure does
	    not agree to what you currently present as total operating expenses for 2004 and 2003 in your statement of operations. Please revise accordingly.

RESPONSE:   We revised our disclosure to correct this error.

Liquidity and Capital Resources, page 23

COMMENT 13: Please revise your disclosure of your working capital deficits at
	    September 30, 2004 and December 31, 2004 so that the amounts are calculated using the amounts presented in your balance sheets.

RESPONSE:   We have noted that there was an error in our calculation of working
	    capital and we have corrected the error using the amounts presented in our balance sheet.

COMMENT 14: You disclose that you had net cash from operating activities of
	    $357,763 for the period ended December 31, 2004. Please revise this to state that the net cash was used in operating activities.

RESPONSE:   We have revised our disclosure to state that the net cash was used
	    in operating activities.

Stock Purchase Warrants, page 42

COMMENT 25: We have reviewed your response to comment 47.  The amount of
	    outstanding warrants you disclose in the preface of 14,655,000 warrants still does not agree to the total amount shown at the bottom of the table of 13,005,000 warrants. In addition, the amount of warrants in the table does not total 13,005,000, nor does the dollar value column total $235,500. Please recalculate the number of warrants and the dollar value column in your table and ensure that the number of warrants in your table agrees to the amount you disclose in the preface.

RESPONSE:   The amount of outstanding warrants disclosed in the preface has been
	    corrected to accurately reflect that there were 13,005,000 warrants outstanding and the dollar value now totals $235,500. The current outstanding warrants, as of June 30, 2005, is 13,205,000 and the average exercise price is $0.04.

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Financial Statements

COMMENT 27: We have reviewed your response to comment 54.  Please include
	    interim financial statements for the period ended March 31, 2005. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S-B.

RESPONSE:   We have updated the financial statements as required by Item 310(g)
	    of Regulation S-B.

COMMENT 28: We have reviewed your response to comment 55.  You still disclosure
	    that you spent an aggregate amount of approximately $71,873 on research and development costs during the past two years. Please disclose the amount of research and development costs you incurred for each fiscal year ended September 30, 2004 and 2003, in accordance with paragraph 13 of SFAS 2. See paragraph 11 of SFAS 2 for examples of elements that should be identified with research and development activities. Please also revise your disclosure in MD&A on page 35 accordingly.

RESPONSE:   We have not incurred any research and development costs to date.  We
	    have revised the MD & A to disclose that these expenses are not research and development fees.

Statements of Operations, page F-2

COMMENT 29: You present a line item called recovery of inventory.  Please tell
	    us what this relates to. Was the inventory previously impaired? What accounting literature did you cite in reaching your conclusion related to your treatment of this recovery?

RESPONSE:   The obsolete inventory was impaired as of 9/30/03. The amount
	    represents the cost of previously written off inventory items sold during the period. We revised this to be netted against cost of goods sold in the Statement of Operations.

Note 4 - Debt Financing, page F-6

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COMMENT 30: Please also disclose on page F-10 the number of shares you agreed to
	    issue as loan incentives during each period presented and the value of these shares when you agreed to issue them. Please also disclose when you intend to issue all of these shares and how you are treating these loan incentives in your statement of operations each period presented.

RESPONSE:   We have revised the Note 4 to the financial statements to disclose
	    the number of shares to be issued as loan incentives during each period presented and the value of those shares. We have also disclosed the date the Company intends to issue these shares.

Note 5 - Loss Per Share, page F-13

COMMENT 31: Please disclose the number of antidilutive shares by each type of
	    security.  See paragraph 40(c) of SFAS 128.

RESPONSE:  We have updated the footnotes to disclose the number of antidilutive
	   shares for each type of security in accordance with paragraph 40(c) of SFAS 128.

Note 6 - Equity, page F-13

COMMENT 32: You disclose that you have 18,067,407 shares to be issued in the
	    amount of $982,872. However, per your balance sheet, you have 16,645,000 shares in the amount of $983,729. Please revise accordingly.

RESPONSE:   We have revised the balance sheet to show the correct shares and the
	    amounts to be issued. The amounts shown in the disclosure were correct.

Stock Option Plan, page F-14

COMMENT 33: You disclose that the outstanding 100,000 options were expired on
	    December 31, 2005.  Please revise to December 31, 2004.

RESPONSE:   We have revised the financial statements accordingly.

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Stock Purchase Warrants, page F-15

COMMENT 34: Regarding your issuance of 700,000 shares, please disclose the fair
	    value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model, including the assumptions you used.

RESPONSE:   We have revised the footnotes for the fair value of the warrants
	    issued and the reason for the issuance. We have also disclosed the appropriate method for valuing the warrants to non-employees.

Note 10 - Subsequent Events, page F-17

COMMENT 35: You disclose that you signed a new promissory note for $350,000 on
	    February 8, 2004. Please confirm this is the correct date or revise accordingly.

RESPONSE:   We have revised the date to February 8, 2005.

Balance Sheet, page F-20

COMMENT 36: We have reviewed your response to comment 56.  Please disclose the
	    amortization period of twelve months. In addition, please show us your calculations for computing the beneficial conversion feature.

RESPONSE:   We have disclosed the amortization period of twelve months.

            The conversion feature was calculated based on the difference of market price on the date of the note and the conversion rate times number of shares to be converted to.

Statements of Operations, page F-21

COMMENT 37: We have reviewed your response to comment 57.  Please display
	    inventory impairments as a reconciling item in your footnote that discusses the reclassification adjustment. Also, your reconciliation for the year ended September 30, 2004 actually uses the 2003 total sales, cost of goods sold and operating expense amounts. Please revise. In addition, please ensure that your auditors refer to the reclassification, as well as the footnote that further discusses the reclassification.

RESPONSE:   We have revised the inventory impairment presentation as required by
	    EITF 96-9. In addition, our auditors have revised their audit report and our footnotes to discuss the reclassification and presented a table to show the effect of the reclassification.

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COMMENT 38: It appears that you have not included the line item administrative
	    and general in your statement of operations. Due to this, your total operating expenses currently do not foot. Please revise accordingly.

RESPONSE:   We have revised the statement of operations to include
	    administrative and general expenses in the total operating expenses section of the statement of operations. In addition,, we have added a footnote in the footnotes to describe what is included in the administrative and general expense line item in the statement of operations.

COMMENT 39: Gain and losses on the sale of long-lived assets that are not a
	    component of an entity are required to be included in arriving at your operating income (loss). Please revise your September 30, 2004 and December 31, 2004 statement of income classification accordingly. See paragraph 45 of SFAS 144.

RESPONSE:   We have revised the September 30 and December 31, 2004 statement of
	    income to reclassify the gain on the sale of equipment to operating income in accordance with SFAS 144.

Note 3 - Consulting Agreement on Acquisition of Branax, LLC, page F-26

COMMENT 40: We have reviewed your response to comment 58.  You responded that
	    you updated the disclosure in Note 3; however, no changes were made to Note 3. Please disclose more information about how you accounted for the value of the shares issued under your consulting agreement with the former President and Chief Executive Officer of Branax.

RESPONSE:   We have updated the disclosure in Note 3 to state how the shares
	    were valued.

Note 4 - Summary of Significant Accounting Policies, page F-26

COMMENT 41. We have reviewed your response to comment 59.  Please also disclose
	    the types of expenses that you include in the administrative and general expenses line item.

RESPONSE:   We have included a footnote to disclose what expenses are included
	    in administrative and general expenses.

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Revenue Recognition, page F-26

COMMENT 42: We have reviewed your response to comment 60.  You responded that
	    you have revised the footnote; however, no changes were made to Note
	    4. Please disclose each type of revenue sharing program in the footnote and whether you record gross or net revenues for each type, including your basis for that treatment.

RESPONSE:   We have revised our footnotes to include disclosure of our revenue
	    sharing programs. We record the revenue from each program at the gross sales amount and we record commissions paid as a cost of sales. The Company owns all the machines, is responsible for all the costs at each location, including cost in excess of revenues.

Note 6 - Notes Payable, page F-31

COMMENT 43: We have reviewed your response to comment 64.  You have disclosed
	    that you agreed to issue 1,272,000 shares valued at $210,890 for the year ended September 30, 2044. Please revise to state the year ended September 30, 2004. In addition, please disclose that you intend to issue these shares by May 31, 2005.

RESPONSE:   We have revised the date as September 30, 2004. In addition, we have disclosed the date we intend to issue the shares.

Note 8 - Commitments and Contingencies, page F-37

COMMENT 44: We have reviewed your response to comment 65. You responded that you currently do not have any obligations under capital lease arrangements. However, in Note 4 - Summary of Significant Accounting Policies, you disclose that you have equipment financed under capital leases. Please revise accordingly.

RESPONSE:   We have revised Note 4 since the Company does not have any
	    obligation under capital lease arrangements.

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Litigation, page F-37

COMMENT 45: We have reviewed your response to comment 66.  In a footnote, please
	    discuss the reclassification adjustment and reconcile in table format from operating loss as originally reported to operating loss as restated with each line item, loss on legal settlement and litigation expense, shown as a separate reconciling item. In addition, please ensure that your auditors refer to the reclassification, as well as the footnote that further discusses the reclassification.

RESPONSE:   We have revised the reclassification footnote to show the
	    reconciling items. In addition, our auditors have revised their opinion to reference the reclassification footnote.

Stock Option Plan, page F-39

COMMENT 46: We have reviewed your response to comment 68. We remind you that
	    SFAS 123, as amended by SFAS 148, requires disclosure in tabular format of your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123. See paragraph 45.c of SFAS 123, as amended by SFAS 148.

RESPONSE:   We have revised the footnote to disclose the pro forma earnings
	    amount.

Stock Purchase Warrants, page F-40

COMMENT 47: We have reviewed your response to comment 69.  You responded that
	    you have revised your footnotes to comply with our original comment. What revisions did you make and where did you include the revisions? If you did not make any revisions, please disclose the fair value for each issuance of stock warrants at the date of issuance and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

RESPONSE:   We have revised the footnotes for the fair value of the warrants
	    issued and the reason for the issuance. We have also disclosed the appropriate method for valuing the warrants to non-employees.

Note 12 - Segment Information, page F-42

COMMENT 48: We have reviewed your response to comment 70.  It does not appear
	    that you have provided a reconciliation of your total assets and loss from operations for 2003 and 2004 to your financial statements. Please revise the footnote to include this reconciliation. See paragraphs 32(b) and (c) of SFAS 131.

RESPONSE:   We have revised the footnote to reconcile to the total assets and
	    loss from operations for 2003 and 2004 to our financial statements.

    Should you have any questions concerning this Response Letter, please contact me at (562) 945-9351.

                                                     Sincerely,


                                                    /s/ Melvin Wyman
                                                   ------------------
                                                        Melvin Wyman
                                                        Chief Executive Officer
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